SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Rio de Janeiro, February 28, 2007

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. The Company is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity. Over 50% of CSN’s production consists of high value added steel products. CSN  is also the sole tin-plate producer in Brazil and the fifth  largest producer of tin plate in the world.

CSN's process is based on the integrated steelworks concept that uses the Company's own sources of iron ore, limestone and dolomite. Besides its captive mines, CSN controls logistics assets - ports and railways which enable an extremely cost efficient operation. This concept allows CSN to continuously capture important levels of synergies, thus assuring its position as one of the most cost competitive steel producers in the world.

CSN INAUGURATES IRON ORE EXPORT TERMINAL
First Shipment of 65,000 tones delivered to Bahrain from CSN’s Port of Itaguaí

On February 25, 2007, Companhia Siderrgica Nacional (CSN) completed its first iron ore shipment operation to the international iron-ore market from its own and dedicated sea terminal at the Port of Itaguaí (State of Rio de Janeiro),exporting approximately 65,000 tonnes of iron ore acquired from third parties. This first delivery was made to Bahrain, in the Middle East, and was entirely successful.
CSN expects to ship a further 450,000 tonnes in March, through logistics operations utilizing five additional ships. Four more vessels have already been confirmed for the month of April 2007, and they are planned to carry approximately 350,000 extra tones. All of these iron ore shipments are aimed to the Asian markets.
The inauguration of our Iron Ore Exporting Terminal marks CSN’s start in the overseas iron-ore market, and gives us yet another important means of adding value to the company’s shareholders, commented Juarez Saliba, CSN’s Executive Officer and Head of Mining Operations.
With total investments of US$ 260 million, the Itaguaí Terminal has now an initial handling capacity of 7 million metric tons of iron ore per year, already designed to be raised to 30 million, by 2008.

IR Team

Jos Marcos Treiger	David Moise Salama	Claudio Pontes
IR Officer	IR Manager	IR Specialist
treiger@csn.com.br	david.salama@csn.com.br	claudio.pontes@csn.com.br
(55 11) 3049-7502	(55 11) 3049-7588	(55 11) 3049-7592

For further information, please visit our website: www.csn.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.